SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

DANAHER CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

235851102

(CUSIP Number of Class of Securities)

Jonathan P. Graham

Senior Vice President and General Counsel

2200 Pennsylvania Avenue, N.W., Suite 800W

Washington, D.C. 20037-1701

(202) 828-0850

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Joseph A. Coco, Esq.	Miguel J. Vega, Esq.
Thomas W. Greenberg, Esq.	Barbara Borden, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Cooley LLP
Four Times Square	500 Boylston Street, 14th Floor
New York, New York 10036	Boston, MA 02116
(212) 735-3000	(617) 937-2300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$2,553,125,000 (1)	$296,674 (2)
(1)	Estimated solely for calculating the filing fee, based on the average of the high and low prices of shares of common stock of NetScout Systems, Inc., into which the limited liability company interests of Potomac Holding LLC (“Newco common units”) will be converted, as reported on the NASDAQ Global Select Market on May 7, 2015, which amount represents the aggregate value of the shares of common stock of Danaher Corporation to be acquired in the exchange offer described in Potomac Holding LLC’s Registration Statement on Form S-4/S-1, which was filed on December 3, 2014 (Registration No. 333-200711), Amendment No. 1 to Potomac Holding LLC’s Registration Statement on Form S-4/S-1, which was filed on January 9, 2015, Amendment No. 2 to Potomac Holding LLC’s Registration Statement on Form S-4/S-1, which was filed on February 13, 2015, Amendment No. 3 to Potomac Holding LLC’s Registration Statement on Form S-4/S-1, which was filed on April 6, 2015 and Amendment No. 4 to Potomac Holding LLC’s Registration Statement on Form S-4/S-1, which was filed on May 13, 2015 calculated as set forth therein, relating to the transactions described in this Schedule TO (collectively, the “Potomac Form S-4/S-1”), assuming the offer is fully subscribed.
(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, in connection with the Potomac Form S-4/S-1, as set forth therein.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Registration Statement on Form S-4/S-1 (No. 333-200711) (as to $272,852)	Filing Party: Potomac Holding LLC
Form or Registration No.: Form S-4/S-1 (No. 333-200711)	Date Filed: December 3, 2014 (as to Registration Statement on Form S-4/S-1 (No. 333-200711)), January 9, 2015 (as to Amendment No. 1 to Registration Statement on Form S-4/S-1 (No. 333-200711)), February 13, 2015 (as to Amendment No. 2 to Registration Statement on Form S-4/S-1 (No. 333-200711)), April 6, 2015 (as to Amendment No. 3 to Registration Statement on Form S-4/S-1 (No. 333-200711)) and May 13, 2015 (as to Amendment No. 4 to Registration Statement on Form S-4/S-1 (No. 333-200711))

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Danaher Corporation (“Danaher”). This Schedule TO relates to the offer by Danaher to exchange all common units representing limited liability company interests (“Newco common units”) of Potomac Holding LLC (“Newco”) for shares of common stock, par value $0.01 per share, of Danaher (“Danaher common stock”) that are validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below). Promptly following consummation of the Exchange Offer, a wholly-owned subsidiary of NetScout Systems, Inc. (“NetScout”) named RS Merger Sub I, Inc., a Delaware corporation (“Merger Sub”), will be merged with and into Newco, whereby the separate corporate existence of Merger Sub will cease and Newco will continue as the surviving company (the “First Merger”), and, subsequently, Newco will be merged with and into a wholly-owned subsidiary of NetScout named RS Merger Sub II, LLC, a Delaware limited liability company (“Merger Sub II”), whereby the separate corporate existence of Newco will cease and Merger Sub II will continue as the surviving company (the “Second Merger,” and together with the First Merger, the “Mergers”). In the First Merger, each outstanding Newco common unit (except Newco common units held by Danaher, Newco, NetScout or Merger Sub) will be converted into the right to receive shares of common stock, par value $0.001 per share, of NetScout (“NetScout common stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated May 14, 2015 (the “Prospectus”), the Letter of Transmittal and the Exchange and Transmittal Information Booklet, copies of which are attached hereto as Exhibits (a)(i), (a)(ii) and (a)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Newco has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-200711) (the “Registration Statement”) to register the Newco common units offered in exchange for shares of Danaher common stock tendered in the Exchange Offer and to be distributed in any pro rata dividend to the extent that the Exchange Offer is not fully subscribed. NetScout has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-200704) to register the shares of NetScout common stock into which shares of Newco common units will be converted in the First Merger.

As permitted by General Instruction F to Schedule TO, the information set forth in the Prospectus, the Letter of Transmittal, the Exchange and Transmittal Information Booklet and the Notice of Guaranteed Delivery for Danaher common stock, copies of which are attached hereto as Exhibits (a)(i), (a)(ii), (a)(iii) and (a)(vi), respectively, is hereby expressly incorporated by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Item 1. Summary Term Sheet.

Summary Term Sheet. The information set forth in the section of the Prospectus entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is Danaher Corporation. The principal executive offices of Danaher are located at 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, D.C. 20037. Its telephone number at such office is (202) 828-0850.

(b) Securities. Shares of Danaher common stock, par value $0.01 per share, are the subject securities in the Exchange Offer. At May 1, 2015, 707,828,821 shares of Danaher common stock were outstanding. The information set forth in the sections of the Prospectus entitled “Comparison of Rights of Holders of Danaher Common Stock and NetScout Common Stock—Authorized Capital Stock” and “This Exchange Offer—Terms of This Exchange Offer” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the section of the Prospectus entitled “Summary Historical and Pro Forma Financial Data—Historical Common Stock Market Price and Dividend Data” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The filing person and subject company is Danaher Corporation. The principal executive offices of Danaher are located at 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, D.C. 20037. Its telephone number at such office is (202) 828-0850.

The address of each of the following directors and executive officers is c/o Danaher Corporation, 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, D.C. 20037, and each such person’s telephone number is (202) 828-0850: Donald J. Ehrlich (Director), Linda Hefner Filler (Director), Teri List-Stoll (Director), Thomas P. Joyce, Jr. (Director, Chief Executive Officer and President), Walter G. Lohr, Jr. (Director), Mitchell P. Rales (Director and Chairman of the Executive Committee), Steven M. Rales (Director and Chairman of the Board), John T. Schwieters (Director), Alan G. Spoon (Director), Elias A. Zerhouni, M.D. (Director), Daniel L. Comas (Executive Vice President and Chief Financial Officer), Mark A. Beck (Executive Vice President), William K. Daniel II (Executive Vice President), James A. Lico (Executive Vice President), Jonathan P. Graham (Senior Vice President- General Counsel), William H. King (Senior Vice President- Strategic Development), Angela S. Lalor (Senior Vice President-Human Resources), Robert S. Lutz (Senior Vice President-Chief Accounting Officer) and Daniel A. Raskas (Senior Vice President-Corporate Development).

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Prospectus entitled “Questions and Answers About This Exchange Offer and the Transactions,” “Summary,” “This Exchange Offer,” “The Transactions,” “The Merger Agreement,” “The Distribution Agreement,” “Other Agreements,” “Material U.S. Federal Income Tax Consequences of the Transactions” and “Comparison of Rights of Holders of Danaher Common Stock and NetScout Common Stock” and the cover page of the Prospectus is incorporated herein by reference.

(b) Purchases. The Exchange Offer is open to all holders of shares of Danaher common stock who tender their shares in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, director or affiliate of Danaher who is a holder of shares of Danaher common stock may participate in the Exchange Offer on the same terms and conditions as all other Danaher shareholders.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the section entitled “Certain Relationships and Related Transactions,” “Director Compensation,” “Executive Compensation” and “Beneficial Ownership of Danaher Common Stock by Directors, Officers and Principal Shareholders” in Danaher’s Definitive Notice and Proxy Statement filed with the SEC on March 27, 2015 is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the sections of the Prospectus entitled “Summary,” “The Transactions—NetScout’s Reasons for the Transactions” and “The Transactions—Danaher’s Reasons for the Transactions” is incorporated herein by reference.

(b) Use of Securities Acquired. Shares of Danaher common stock acquired in the Exchange Offer will be held as treasury stock. The information set forth in the section of the Prospectus entitled “Questions and Answers About This Exchange Offer and the Transactions” is incorporated herein by reference.

(c) Plans. The information set forth in the sections of the Prospectus entitled “Questions and Answers About This Exchange Offer and the Transactions,” “Summary,” “This Exchange Offer,” “The Merger Agreement,” “The Distribution Agreement,” “Other Agreements,” “Comparison of Rights of Holders of Danaher Common Stock and NetScout Common Stock” and “Certain Relationships and Related Transactions” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the sections of the Prospectus entitled “Summary,” “This Exchange Offer,” “The Transactions,” “The Merger Agreement” and “The Distribution Agreement” is incorporated herein by reference.

(b) Conditions. The information set forth in the sections of the Prospectus entitled “Summary,” “This Exchange Offer,” “The Transactions,” “The Merger Agreement” and “The Distribution Agreement” is incorporated herein by reference.

(d) Borrowed Funds. None.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The following table sets forth all shares of Danaher common stock beneficially owned, as of March 9, 2015, by each director and executive officer of Danaher, as well as all directors and all executive officers of Danaher as a group.

Name of Beneficial Owner and Position	Number of Shares Beneficially Owned (1)		Percentage of Common Stock Beneficially Owned (1)
Donald J. Ehrlich, Director	168,910	(2)	*
Linda Hefner Filler, Director	64,824	(3)	*
Teri List-Stoll, Director	10,720	(4)	*
Thomas P. Joyce, Jr., Director, Chief Executive Officer and President	573,832	(5)	*
Walter G. Lohr, Jr., Director	664,812	(6)	*
Mitchell P. Rales, Director and Chairman of the Executive Committee	42,765,610	(7)	6.0%
Steven M. Rales, Director and Chairman of the Board	43,143,368	(8)	6.1%
John T. Schwieters, Director	67,912	(9)	*
Alan G. Spoon, Director	81,256	(10)	*
Elias A. Zerhouni, M.D., Director	27,410	(11)	*
Daniel L. Comas, Executive Vice President and Chief Financial Officer	593,777	(12)	*
Mark A. Beck, Executive Vice President	311	(13)	*
William K. Daniel II, Executive Vice President	401,056	(14)	*
James A. Lico, Executive Vice President	550,243	(15)	*
Jonathan P. Graham, Senior Vice President- General Counsel	234,920	(17)	*
William H. King, Senior Vice President- Strategic Development	71,996	(18)	*
Angela S. Lalor, Senior Vice President-Human Resources	23,816	(19)	*
Robert S. Lutz, Senior Vice President-Chief Accounting Officer	172,531	(20)	*
Daniel A. Raskas, Senior Vice President-Corporate Development	143,820	(21)	*
All executive officers and directors as a group (19 persons)	89,761,124	(22)	12.6%

(1)

Balances credited to each executive officer’s account under the Amended and Restated Danaher Corporation Executive Deferred Incentive Program (the “EDIP”) which are vested or are scheduled to vest within 60 days of March 9, 2015, are included in the table. For purposes of the table, the number of shares of Danaher Common Stock attributable to a person’s EDIP account is equal to (1) the person’s outstanding EDIP balance as of March 9, 2015 (to the extent such balance is vested or will become vested within 60 days of March 9, 2015), divided by (2) the closing price of Danaher Common Stock as reported on the NYSE on March 9, 2015 ($86.09 per share). In addition, for purposes of the table, the number of shares attributable to each executive officer’s 401(k) Plan account is equal to (a) the officer’s balance, as of March 9, 2015, in the Danaher stock fund included in the executive officer’s 401(k) Plan account (the

“401(k) Danaher Stock Fund”), divided by (b) the closing price of Danaher Common Stock as reported on the NYSE on March 9, 2015. The 401(k) Danaher Stock Fund consists of a unitized pool of Danaher Common Stock and cash. The table also includes shares that may be acquired upon exercise of options that are exercisable within 60 days of March 9, 2015 or upon vesting of RSUs that vest within 60 days of March 9, 2015.
(2)	Includes options to acquire 51,910 shares, 2,000 shares owned by Mr. Ehrlich’s spouse and 32,000 other shares owned indirectly. Mr. Ehrlich disclaims beneficial ownership of the shares held by his spouse.
(3)	Includes options to acquire 51,910 shares.
(4)	Includes options to acquire 8,290 shares.
(5)	Includes options to acquire 465,610 shares, 1,529 shares attributable to Mr. Joyce’s 401(k) account and 87,945 shares attributable to Mr. Joyce’s EDIP account.
(6)	Includes options to acquire 59,910 shares, 50,246 shares held by a charitable foundation of which Mr. Lohr is president, 106,656 shares held by Mr. Lohr as trustee of trusts for his children and 448,000 other shares held indirectly. Mr. Lohr disclaims beneficial ownership of the shares held by the charitable foundation and the shares held in trust for his children.
(7)	Includes 36,000,000 shares owned by limited liability companies of which Mr. Rales is the sole member, 135,171 shares attributable to Mr. Rales’ 401(k) Plan account and 1,670,500 other shares owned indirectly. The shares held by the limited liability companies are pledged to secure lines of credit with certain banks and each of these entities and Mr. Rales is in compliance with these lines of credit. The business address of Mitchell Rales, and of each of the limited liability companies, is 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, D.C. 20037-1701.
(8)	Includes 36,000,000 shares owned by limited liability companies of which Mr. Rales is the sole member, 11,628 shares attributable to Mr. Rales’ 401(k) Plan account and 117,000 shares owned by a charitable foundation of which Mr. Rales is a director. Mr. Rales disclaims beneficial ownership of those shares held by the charitable foundation. The shares held by the limited liability companies are pledged to secure lines of credit with certain banks and each of these entities and Mr. Rales is in compliance with these lines of credit. The business address of Steven Rales, and of each of the limited liability companies, is 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, D.C. 20037-1701.
(9)	Includes options to acquire 59,910 shares.
(10)	Includes options to acquire 35,910 shares.
(11)	Includes options to acquire 19,910 shares.
(12)	Includes options to acquire 497,060 shares, 6,548 shares attributable to Mr. Comas’ 401(k) account, 28,259 shares attributable to Mr. Comas’ EDIP account, 4,528 shares held by Mr. Comas’ spouse and 38,804 shares held by a trust as to which Mr. Comas’ spouse is trustee. Mr. Comas disclaims beneficial ownership of the shares held by his spouse and by the trust.
(13)	Consists of 311 shares attributable to Mr. Beck’s EDIP account.
(14)	Includes options to acquire 333,620 shares and 11,845 shares attributable to Mr. Daniel’s EDIP account.
(15)	Includes options to acquire 465,610 shares, 9,924 shares attributable to Mr. Lico’s 401(k) account and 54,658 shares attributable to Mr. Lico’s EDIP account.
(16)	Includes options to acquire 1,453,148 shares, 3,637 shares attributable to Mr. Culp’s 401(k) account, 279,903 shares attributable to Mr. Culp’s EDIP account and 470,207 shares owned indirectly.
(17)	Consists of options to acquire 223,352 shares and 11,568 shares attributable to Mr. Graham’s EDIP account.
(18)	Includes options to acquire 61,090 shares, 12 shares attributable to Mr. King’s 401(k) account and 5,563 shares attributable to Mr. King’s EDIP account.
(19)	Consists of options to acquire 10,836 shares, 12,138 shares attributable to unvested RSUs and 842 shares attributable to Ms. Lalor’s EDIP account.
(20)	Includes options to acquire 132,122 shares and 33,929 shares attributable to Mr. Lutz’s EDIP account.
(21)	Consists of options to acquire 130,022 shares and 13,798 shares attributable to Mr. Raskas’s EDIP account.
(22)	Includes options to acquire 4,060,220 shares, 168,449 shares attributable to executive officers’ 401(k) accounts and 528,621 shares attributable to executive officers’ EDIP accounts.

(b) Securities Transactions. Based on the information available to Danaher as of May 14, 2015, other than with respect to Danaher employee benefit plans, the following table sets forth the transactions in Danaher common stock by directors and executive officers of Danaher in the past 60 days:

Name	Date of Transaction	Number and Type of Securities (1)	Price Per Share	Type of Transaction
Teri List-Stoll	April 24, 2015	Acquired 150 phantom shares	$83.3	Pursuant to director deferred compensation plan
Alan G. Spoon	April 24, 2015	Acquired 320 phantom shares	$83.3	Pursuant to director deferred compensation plan
Elias A. Zerhouni	April 24, 2015	Acquired 306 phantom shares	$83.3	Pursuant to director deferred compensation plan
Thomas P. Joyce, Jr.	April 24, 2015	Acquired 25,300 shares of Common Stock	$37.07	Employee stock option exercise
Thomas P. Joyce, Jr.	April 24, 2015	Disposed 25,300 shares of Common Stock	$83.786	Market sale
Thomas P. Joyce, Jr.	April 24, 2015	Disposed 18,645 shares of Common Stock	$83.845	Market sale
Daniel L. Comas	April 24, 2015	Acquired 25,000 shares of Common Stock	$25.85	Employee stock option exercise
Daniel L. Comas	April 24, 2015	Disposed 22,400 shares of Common Stock	$83.409	Market sale
Daniel L. Comas	April 24, 2015	Disposed 2,600 shares of Common Stock	$84.24	Market sale
William K. Daniel II	April 24, 2015	Acquired 30,000 shares of Common Stock	$32.46	Employee stock option exercise
William K. Daniel II	April 24, 2015	Disposed 30,000 shares of Common Stock	$83.337	Market sale
William K. Daniel II	April 24, 2015	Acquired 28,400 shares of Common Stock	$37.07	Employee stock option exercise
William K. Daniel II	April 24, 2015	Disposed 28,400 shares of Common Stock	$83.317	Market sale
Angela S Lalor	May 8, 2015	Disposed 6,179 shares of Common Stock	$84.03	Withholding of shares upon RSU vesting

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. None.

Item 10.	Financial Statements.

(a) Financial Information. The audited financial statements of Danaher at December 31, 2014 and 2013 and for the three years ended December 31, 2014 are incorporated herein by reference to Danaher’s Annual Report on Form 10-K, as filed with the SEC on February 25, 2015. The audited balance sheet of Newco as of December 31, 2014 is incorporated herein by reference to the Registration Statement, as filed with the SEC on May 13, 2015. The information set forth in the sections of the Prospectus entitled “Summary Historical and Pro Forma Financial Data” and “Selected Financial Statement Data” is incorporated herein by reference. The information in Exhibit 12.1 to Danaher’s Annual Report on Form 10-K, as filed with the SEC on February 25, 2015 and Form 10-Q, as filed with the SEC on April 23, 2015, is incorporated herein by reference. This document incorporates by reference important business and financial information about Danaher from documents filed with the U.S. Securities and Exchange Commission (“SEC”) that have not been included in or delivered with this document. This information is available at the website that the SEC maintains at www.sec.gov, as well as from other sources (see the section of the Prospectus entitled “Where You Can Find More Information; Incorporation by Reference”). You also may ask any questions about this exchange offer or request copies of the exchange offer documents from Danaher, without charge, upon written or oral request to Danaher’s information agent, Georgeson Inc., located at 480 Washington Boulevard, 26th Floor, Jersey City, NJ, 07310 or at telephone number (866) 295-3782 or at the email address danaherexchange@georgeson.com. In order to receive timely delivery of the documents, you must make your requests no later than July 2, 2015.

(b) Pro Forma Information. The information set forth in the sections of the Prospectus entitled “Summary Historical and Pro Forma Financial Data” and “Selected Financial Statement Data” is incorporated herein by reference.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. None.

(c) Other Material Information. None.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Prospectus, dated May 14, 2015 (incorporated by reference to the Registration Statement)

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement)

(a)(1)(iii)	Form of Exchange and Transmittal Information Booklet (incorporated by reference to Exhibit 99.2 to the Registration Statement)

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement)

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement)

(a)(1)(vi)	Form of Notice of Guaranteed Delivery for shares of Danaher common stock (incorporated by reference to Exhibit 99.5 to the Registration Statement)

Exhibit No.	Description

(a)(1)(vii)	Form of Notice of Withdrawal of Danaher common shares (incorporated by reference to Exhibit 99.6 to the Registration Statement)

(a)(2)	None

(a)(3)	None

(a)(4)	Prospectus, dated May 14, 2015 (incorporated by reference to the Registration Statement)

(a)(5)	None

(b)	None

(d)(i)

Agreement and Plan of Merger and Reorganization, dated October 12, 2014, by and among Danaher Corporation, Potomac Holding LLC, NetScout Systems, Inc., RS Merger Sub I, Inc. and RS Merger

Sub II, LLC (incorporated by reference to Exhibit 2.1 of the Registration Statement)

(d)(ii)	Form of Employee Matters Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement)

(d)(iii)	Form of Tax Matters Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement)

(d)(iv)	Voting Agreement, dated October 12, 2014, by and between Danaher Corporation and Anil Singhal (incorporated by reference to Exhibit 10.3 of the Registration Statement)

(d)(v)	Form of Transition Services Agreement (incorporated by reference to Exhibit 10.4 to the Registration Statement)

(d)(vi)	Form of Trademark License Agreement (incorporated by reference to Exhibit 10.5 to the Registration Statement)

(d)(vii)	Form of DBS License Agreement (incorporated by reference to Exhibit 10.6 to the Registration Statement)

(d)(viii)	Form of IP License Agreement (incorporated by reference to Exhibit 10.7 to the Registration Statement)

(d)(ix)	Form of Lease Agreement (incorporated by reference to Exhibit 10.8 to the Registration Statement)

(d)(x)	Separation and Distribution Agreement, dated October 12,2014, by and among Danaher Corporation, Potomac Holding LLC and NetScout Systems, Inc. (incorporated by reference to Exhibit 2.2 to the Registration Statement)

(g)	None

(h)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement)

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DANAHER CORPORATION

By:	/s/ Daniel L. Comas
	Name:	Daniel L. Comas
	Title:	Executive Vice President and Chief
Financial Officer

Dated: May 14, 2015

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Prospectus, dated May 14, 2015 (incorporated by reference to the Registration Statement)

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement)

(a)(1)(iii)	Form of Exchange and Transmittal Information Booklet (incorporated by reference to Exhibit 99.2 to the Registration Statement)

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement)

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement)

(a)(1)(vi)	Form of Notice of Guaranteed Delivery for shares of Danaher common stock (incorporated by reference to Exhibit 99.5 to the Registration Statement)

(a)(1)(vii)	Form of Notice of Withdrawal of Danaher common shares (incorporated by reference to Exhibit 99.6 to the Registration Statement)

(a)(2)	None

(a)(3)	None

(a)(4)	Prospectus, dated May 14, 2015 (incorporated by reference to the Registration Statement)

(a)(5)	None

(b)	None

(d)(i)

Agreement and Plan of Merger and Reorganization, dated October 12, 2014, by and among Danaher

Corporation, Potomac Holding LLC, NetScout Systems, Inc., RS Merger Sub I, Inc. and RS Merger

Sub II, LLC (incorporated by reference to Exhibit 2.1 of the Registration Statement)

(d)(ii)	Form of Employee Matters Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement)

(d)(iii)	Form of Tax Matters Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement)

(d)(iv)	Voting Agreement, dated October 12, 2014, by and between Danaher Corporation and Anil Singhal (incorporated by reference to Exhibit 10.3 of the Registration Statement)

(d)(v)	Form of Transition Services Agreement (incorporated by reference to Exhibit 10.4 to the Registration Statement)

(d)(vi)	Form of Trademark License Agreement (incorporated by reference to Exhibit 10.5 to the Registration Statement)

(d)(vii)	Form of DBS License Agreement (incorporated by reference to Exhibit 10.6 to the Registration Statement)

(d)(viii)	Form of IP License Agreement (incorporated by reference to Exhibit 10.7 to the Registration Statement)

(d)(ix)	Form of Lease Agreement (incorporated by reference to Exhibit 10.8 to the Registration Statement)

(d)(x)	Separation and Distribution Agreement, dated October 12,2014, by and among Danaher Corporation, Potomac Holding LLC and NetScout Systems, Inc. (incorporated by reference to Exhibit 2.2 to the Registration Statement)

(g)	None

(h)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement)